Exhibit 99.1

Company Contact:
Mr. Pat Di Lillo
Chief Financial and Administrative Officer
(514) 397-2592

BIRKS GROUP INC. REPORTS 11% THIRD QUARTER COMPARABLE STORE SALES GROWTH AND STRONG HOLIDAY SALES RESULTS

Montreal, Quebec – (January 14, 2015) – Birks Group Inc. (the “Company” or “Birks Group”) (NYSE MKT: BGI) announced today that comparable store sales during the holiday season (for the period from November 2, 2014 through December 27, 2014) increased by 7% on a consolidated basis compared to last year’s holiday season (for the period from November 3, 2013 through December 28, 2013). Comparable store sales in the U.S. increased by 11%, while Canadian comparable store sales grew by 3% compared to the prior year’s holiday season. Comparable store sales include stores open in the same period in both the current and prior year and at constant exchange rates. The growth in comparable store sales in the U.S. was primarily the result of the Company’s success in growing its average sales transaction reflecting the continuing success of the Company’s watch brand sales strategy and client acquisition strategies as well as the impact of higher sales in stores renovated in the past two years. The increase in the comparable store sales in the Canadian stores was primarily driven by an increase in the number of sales transactions and reflects the success of the Company’s strategy to introduce new watch brands while expanding its offering of Birks fine jewelry and select fine jewelry brands.

Fiscal Third Quarter Sales Results

Comparable store sales for the third quarter increased 11% from the previous year reflecting a 17% increase in comparable store sales in the U.S. and a 5% increase in Canada. The increase in both the U.S. and Canada was primarily related to higher average sales transactions mainly driven by higher timepiece sales in both the U.S and Canada and also by higher fine jewelry sales in Canada. Total consolidated net sales for the third quarter of fiscal 2015 increased 3.2% or $3.1 million, to $97.6 million, as compared to $94.5 million during the third quarter of fiscal 2014. The increase in total net sales reflects the higher comparable store sales of 11% partially offset by $3.8 million of lower reported sales related to translating the Company’s Canadian sales into U.S. dollars due to the weaker Canadian dollar and $1.5 million of lower sales related to operating four less stores than the prior year’s third quarter consistent with the Company’s strategy to focus on its more productive stores and close underperforming store locations.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group commented, “We are very pleased to see that the continued execution of our strategies which we began implementing during the prior year and which delivered strong sales growth during the first half of the fiscal year continued to drive strong sales growth during the third quarter and holiday period. As we enter the final quarter of our fiscal year, we remain confident that the continuing execution of our key strategies will enable us to continue our strong sales performance through the remainder of the fiscal year.”

About Birks Group Inc.

Birks Group is a leading operator of luxury jewelry stores in Canada and in the United States. As of January 13, 2014, we operated 28 stores under the Birks brand in most major metropolitan markets of Canada, 18 stores in the Southeastern U.S. under the Mayors brand, one store under the Rolex brand name and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks was founded in 1879 and developed over the years into Canada’s premier retailer, designer and manufacturer of fine jewelry, timepieces, sterling and plated silverware and gifts. Mayors was founded in 1910 and has maintained the intimacy of a family-owned boutique while becoming renowned for its fine jewelry, timepieces, giftware and service. Additional information can be found on Birks Group web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s expectation that the continuing execution of the Company’s key strategies will enable it to continue its strong sales performance through the remainder of the fiscal year. Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; and (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially is set forth in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.